SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 _____________
SCHEDULE 13G (RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) ___________
(Amendment No. 2)*
ACADIA PHARMACEUTICALS INC.
(Name of Issuer)

Common Stock, par value $0.0001	004225108
(Title of class of securities)	(CUSIP number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
__________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following Pages Page 1 of 6

CUSIP No.	004225108	13G	Page 2 of 6

1	NAME OF REPORTING PERSONS:	Nomura International plc on behalf of Nomura Phase4 Ventures LP, Nomura Phase4 GP Limited and Nomura Phase4 Ventures Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:	England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	Shares of Common Stock: 0 Warrants to purchase Common Stock: 549,752
	6	SHARED VOTING POWER:	0
	7	SOLE DISPOSITIVE POWER:	Shares of Common Stock: 0 Warrants to purchase Common Stock: 549,752
	8	SHARED DISPOSITIVE POWER:	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		Shares of Common Stock: 0 Warrants to purchase Common Stock: 549,752
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		1.4%
12	TYPE OF REPORTING PERSON:	CO, OO

ITEM 1.	NAME OF ISSUER AND ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

(a) and (b)           This Statement on Schedule 13G (the “Schedule 13G”) relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of ACADIA Pharmaceuticals Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3911 Sorrento Valley Boulevard, San Diego, CA  92121.

ITEM 2.	NAME OF PERSON FILING

(a)           Name of Persons Filing:

See Item 1 on the cover page.  See also Schedule I.

(b)           Address of Principal Business Office or, if None, Residence:

Nomura House

1 St Martins-le-Grand

London, EC1A 4NP

United Kingdom

(c), (d) and (e)           For information with respect to citizenship of each of the Reporting Persons, title of class of securities and CUSIP number for the shares held by such persons, see the cover page above.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

Not applicable.

ITEM 4.	OWNERSHIP

(a) – (c)           The response of the Reporting Persons to Items 5 through 11 on the Cover Sheet which relate to the beneficial ownership of the Common Stock of the Issuer is incorporated herein by reference.  The percentage ownership of the reporting persons is based on 38,266,843 shares of Common Stock outstanding as of October 30, 2009, as reported by the Issuer in its Form 10-Q for the period ending September 30, 2009 filed with the Securities and Exchange Commission on November 9, 2009.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of Securities, check the following|X|.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

See Schedule I.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

(a)           Not applicable.

(b)           By signing below, the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date	February 12, 2010

NOMURA INTERNATIONAL PLC

		By:	/s/ Denise Pollard-Knight
			Name:	Denise Pollard-Knight
			Title:	Managing Director

SCHEDULE I

This statement is being filed by Nomura International plc ("NI"), a public limited company incorporated under the laws of England and Wales, on behalf of itself and Nomura Phase4 Ventures LP (“NLP”), Nomura Phase4 GP Limited (“NGP”) and Nomura Phase4 Ventures Limited (“NVL”) (collectively, the “Reporting Persons”).  Each of the Reporting Persons has the address of  Nomura House, 1 St Martins-le-Grand, London, EC1A 4NP, United Kingdom.  NI owns directly all of the stock of NVL.  NVL owns directly all of the stock of NGP.  NGP is the general partner of NLP and NVL is the manager of NLP.

NLP acquired 2,199,010 shares of Common Stock of the Issuer pursuant to that certain Securities Purchase Agreement dated April 15, 2005 by and among the Issuer and certain purchasers listed therein.  Additionally NLP acquired a warrant to purchase 549,752 shares of Common Stock of the Issuer (the “Warrant”).  The exercise period of the Warrant began 180 days after April 19, 2005 and will end April 19, 2010, unless terminated sooner pursuant to the terms of the Warrant.

NI, NGP and NVL each disclaim beneficial ownership of the securities held directly by NLP.